UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.             )

ENERNORTH INDUSTRIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

29275G 10 1

(CUSIP Number)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:

Richard I. Anslow, Esq. Anslow & Jaclin, LLP 4400 Route 9 South, 2nd Floor Freehold, New Jersey 07728 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

OCTOBER 20, 2003

(Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_] Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

	(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons (entities only):

ANDREW COHEN

	(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) (b)

	(3)	SEC Use Only

	(4)	Source of Funds (See Instructions):	WC

	(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

	(6)	Citizenship or Place of Organization:	United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power:	205,784 as of the Reporting Event 338,892 as of the Filing Date

	(8)	Shared Voting Power:	0

	(9)	Sole Dispositive Power:	205,784 as of the Reporting Event 338,892 as of the Filing Date

	(10)	Shared Dispositive Power:	0

	(11)	Aggregate Amount Beneficially Owned by Each Reporting Person:	205,784 as of the Reporting Event 338,892 as of the Filing Date

	(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares

	(13)	Percent of Class Represented by Amount in Row (11):	5.07% as of the Reporting Event 8.35% as of the Filing Date

	(14)	Type of Reporting Person:	IN

ITEM 1.      SECURITY ISSUER.

Enernorth Industries Inc.
Common Stock, no par value
2 Adelaide Street, Suite 301
Toronto, Ontario M5H 1L6, Canada

ITEM 2.      IDENTITY AND BACKGROUND.

(a)	Name:	Andrew Cohen

(b)	Residence or business address:	2 Rector Street, 15th Floor New York, New York 10006

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;	Managing member of Cohen Specialists, LLC a specialist firm, principal of Jericho Investment Inc., a registered broker-dealer.

(d)	Whether or not, during the last five years, such person has
been convicted in a criminal proceeding (excluding traffic
violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty
	imposed, or other dispostion of the case;	None

(e)	Whether or not, during the past five years, such person
was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws oir finding any violation
with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms
	of such judgment, decree or final order; and	None

(f)	Citizenship.	United States of America

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person acquired 205,784 common shares of the Issuer on October 20, 2003 at a price range between $1.20 and $1.90 per share. The shares are held by Cohen Specialists, LLC, a specialist firm in which Mr. Cohen is a 99% owner.

ITEM 4.      PURPOSE OF TRANSACTION.

The Reporting Person is the Managing Member of Cohen Specialists, LLC, a specialist firm. Thus, the acquisition by the Reporting Person is based on the belief that such purchase is a good investment that will produce favorable economic results. As of the Reporting Event, Mr. Cohen owned 205,784 shares of common stock of the Issuer, or 5.07% of the issued and outstanding securities of the Issuer. As of the Filing Date, Mr. Cohen owns 338,892 shares of common stock of the Issuer, or 8.35% of the issued and outstanding securities of the Issuer.

ITEM 5.      INTEREST IN SECURITIES OF THE ISSUER.

As of the Reporting Event, Mr. Cohen owned 205,784 securities of the Issuer, or 5.07% of the issued and outstanding securities of the Issuer. As of the Filing Date, Mr. Cohen owned 338,892 securities of the Issuer, or 8.35% of the issued and outstanding shares of the Issuer.

ITEM 6.      CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 9, 2004

Date

/s/  Andrew Cohen

Signature

Andrew Cohen, Managing Member of Cohen Specialists, LLC

Name and Title